ChargePoint Holdings, Inc.

240 East Hacienda Avenue

Campbell, CA 95008

March 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn:	Mindy Hooker

Re:	ChargePoint Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-253759)

Ladies and Gentlemen:

ChargePoint Holdings, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 effective at 4:00 p.m., Eastern Time, on Thursday, March 11, 2021, or as soon thereafter as practicable.

The Company hereby authorizes Jeffrey Vetter and David Young of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, at 650.463.5335, or in his absence, David Young at 650.463.5353.

Very truly yours,

ChargePoint Holdings, Inc.

By: /s/ Pasquale Romano

            Pasquale Romano

            Chief Executive Officer

cc:	Jeffrey Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
David Young, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP